SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction of Formation
NIKE Retail B.V.	Netherlands
NIKE Retail Services, Inc.	Oregon
NIKE USA, Inc.	Oregon
Pursuant to Item 601(b)(21) of Regulation S-K, we have omitted some subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of May 31, 2022, under Rule 1-02(w) of Regulation S-X.